UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 28714 / April 28, 2009

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In the Matter of   :
                                                                                          :
Phoenix Life Insurance Company   :
PHL Variable Insurance Company   :
Phoenix Life and Annuity Company   :
Phoenix Edge Series Fund   :
Phoenix Variable Advisors, Inc.   :
                                                                                          :
One American Row, H-11   :
Hartford, Connecticut 06102   :
                                                                                          :
(812-13564)   :

_____:

ORDER UNDER SECTION 12(d)(1)(J) OF THE INVESTMENT COMPANY ACT OF
1940 GRANTING AN EXEMPTION FROM SECTIONS 12(d)(1)(A) AND (B) OF THE
ACT AND UNDER SECTIONS 6(c) AND 17(b) OF THE ACT GRANTING AN
EXEMPTION FROM SECTION 17(a) OF THE ACT

Phoenix Life Insurance Company, PHL Variable Insurance Company, Phoenix Life and
Annuity Company, Phoenix Edge Series Fund and Phoenix Variable Advisors, Inc. filed an
application on August 11, 2008, and amendments to the application on March 9, 2009
and April 22, 2009, requesting an order under section 12(d)(1)(J) of the Investment
Company Act of 1940 (the "Act") granting an exemption from sections 12(d)(1)(A) and
(B) of the Act and under sections 6(c) and 17(b) of the Act granting an exemption from
section 17(a) of the Act. The order would amend and supersede a prior order that permits
certain registered open-end management investment companies to acquire shares of other
registered open-end management investment companies and unit investment trusts both
within and outside the same group of investment companies.[1] The amended order would
subject applicants to different conditions than the prior order and delete a condition of the
prior order.

On April 3, 2009, a notice of the filing of the application was issued (Investment Company
Act Release No. 28686). The notice gave interested persons an opportunity to request a
hearing and stated that an order granting the application would be issued unless a hearing
was ordered. No request for a hearing has been filed, and the Commission has not ordered
a hearing.

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[1] Phoenix Life Insurance Co, et al., Investment Company Act Release Nos. 27315 (May 8, 2006) (notice) and
27388 (June 5, 2006) (order).

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in and consistent with the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is also found that the terms of the proposed transactions are reasonable and fair and do not involve overreaching, and the proposed transactions are consistent with the policies of each registered investment company concerned and with the general purposes of the Act.

Accordingly,

IT IS ORDERED, that the relief requested under section 12(d)(1)(J) of the Act from sections 12(d)(1)(A) and (B) of the Act and under sections 6(c) and 17(b) of the Act from sections 17(a) of the Act by Phoenix Life Insurance Company, PHL Variable Insurance Company, Phoenix Life and Annuity Company, Phoenix Edge Series Fund and Phoenix Variable Advisors, Inc. (File No. 812-13564) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.


Florence E. Harmon
Deputy Secretary
